EXHIBIT 11-1


                         PENNSYLVANIA ENTERPRISES, INC.

             Statement Re Computation of Per Share Earnings for the
              Twelve Month Periods Ended December 31, 1996 and 1995

[CAPTION]
                                                    Twelve Months Ended
                                                    1996           1995
[S]                                              [C]            [C]
Income before subsidiary's
  preferred stock dividends                      $ 8,314,000    $ 2,050,000

Subsidiary's preferred stock dividends             1,730,000      2,763,000

Net income                                       $ 6,584,000    $  (713,000)

Earnings per share of common stock (1)(2)        $       .51    $      (.06)

Computations of additional common shares outstanding (1)

  Average shares of common stock                  10,222,002     11,458,872

  Incremental common shares applicable to
    options, based on the daily average
    market price                                      20,684          5,208

  Average common shares as adjusted               10,242,686     11,464,080

  Average shares of common stock                  10,222,002     11,458,872

  Incremental common shares applicable to
    options, based on the more dilutive of
    daily average or ending market price              17,634          8,190

  Average common shares fully diluted             10,239,636     11,467,062

Earnings per share of common stock (1)

  Average common shares as adjusted              $       .51    $      (.06)

  Average common shares fully diluted            $       .51    $      (.06)



    (1) Restated to reflect the two-for-one split of the Company's common stock effective March 20, 1997.

    (2) Reflects the effect of premiums totaling $1,337,012 on the redemption of subsidiary's preferred stock in 1996 that were charged to retained earnings and not included in the determination of net income.
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